UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2023

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Company”) press release issued on April 14, 2023, titled “PolyPid Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance.”

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517 and File No. 333-271060), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release issued by PolyPid Ltd on April 14, 2023, titled “PolyPid Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: April 14, 2023	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer